UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of October, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Tara Humphreys
Investor Relations	Corporate Communications
(781) 902-8033	(353) 1-637 2146
ir@iona.com	tara.humphreys@iona.com
IONA APPOINTS SCOTT DEVENS TO VICE PRESIDENT WORLDWIDE SALES EFFECTIVE JANUARY 2008
William McMurray, Current Vice President Worldwide Sales and Marketing, to return home to Australia
DUBLIN, Ireland & WALTHAM, Mass. — October 18, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments today announced the appointment of Scott Devens to Vice President Worldwide Sales, effective January 2008. William (Bill) McMurray, Vice President Worldwide Sales and Marketing, has decided to return home to Australia.
“Since joining IONA in January 2004, Bill has been a key contributor toward helping to re-establish IONA as a growth company,” said Peter Zotto, CEO, IONA Technologies. “He has played the lead role in expanding the depth and reach of sales engagements with our Global 2000 customer base. We are grateful for Bill’s valued contributions as a sales professional and executive and hope to find a continuing role for him in 2008 and beyond.”
Mr. Zotto continued, “I am pleased that Scott will be expanding his sales leadership role in 2008 with worldwide responsibility. Scott has been a key member of IONA’s senior management team for seven years in roles of increasing seniority, most recently with responsibility for international sales (EMEA and APAC) 1 and global strategic alliances. He has successfully driven the growth of international sales and partner relationships, supporting IONA’s strengthening position as a leader in distributed SOA infrastructure. Bill and Scott will be working closely together to ensure a seamless transition of sales management.”

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA’s Artix™, an advanced SOA infrastructure suite enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The FUSE™ family of open source distributed SOA infrastructure technology allows customers to take advantage of the innovation and cost-effectiveness of open source software with complete enterprise support and technical services.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, FUSE and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

[1]	EMEA (Europe, Middle East and Africa) APAC (Asia Pacific)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: October 18, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer